Exhibit 99.2

Yiwu Runyang Renewable Energy Co., Ltd

And

The parties listed in Appendix 1

And

Sky Solar Group Co., Ltd.

Regarding

Investment Cooperation Framework
Agreement on Sky Solar Holdings, Ltd.

Dated on 16 November 2016

This Investment Cooperation Framework Agreement (hereinafter called”Agreement”) is concluded on 16 November 2016 by and among:

(1)                           Yiwu Runyang Renewable Energy Co., Ltd., a company established under the laws of People’s Republic of China (“China”, excluding Hong Kong, Macau and Taiwan for the purpose of this Agreement), and its registered address at No. 26, Sufu Road, Suxi Town, Yiwu City, Zhejiang Province (hereinafter called “Purchaser”) .

(2)                           Parties listed in Appendix 1(hereinafter called”Seller”);

(3)                           Sky Solar Group Co.,Ltd., a limited corporation duly established under the laws of Cayman islands, and its registered address at offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (hereinafter called “Special Purpose Vehicles”or “SPV”)

Purchaser, Seller and Subject Company shall be referred to as”Parties” collectively, and”Party”respectively.

Whereas,

1)             The Purchaser fully owns and holds the shareholding and interests of the SPV;

2)             All Parties agree that, under the terms and conditions hereof, the Purchaser intends to, through the SPV fully-owned by the Purchaser, purchase 69.59% shares (“Subject Shares”) of Sky Solar Holdings Ltd. (“Subject Company”) owned and held by the Seller collectively, and the Seller also agrees to transfer the Subject Shares.

Therefore, it is agreed as follows:

CLAUSE 1 Definitions

1.1                        As used in this Agreement, capitalized terms, which are not otherwise defined, have the meanings set forth in this Agreement, and the following terms have the meanings specified:

“Agreement”	means this Agreement;

“Subject Company”	means Sky Solar Holdings, Ltd. a company incorporated under the laws of the Cayman Islands and listed on the NASDAQ Stock Exchange;

“Closing”	means the closing of the Transaction pursuant to Clause 5 hereof;

“Closing Date”	means the date of Closing set forth in Clause 5 hereof;

“Confidential Information”

means all information including, but not limited to, business information, business material, trade secrets, data, knowledge, and know-how that are (i) disclosed to the party hereto by the other party in connection with the Subject Company in writing (including, but not limited to, receipt confirmed facsimiles, e-mails, electronic files, and memory-disks, hereinafter the same) marked “Confidential,” “Proprietary,” or with similar notation or (ii) initially disclosed to the party hereto by the other party in connection with the Subject Company orally, visually, or in any other intangible form, being identified as confidential at the time of disclosure and a written summary thereof marked “Confidential,” “Proprietary,” or with similar notation is provided to such party;

“Day”	means calendar day;

“Material Adverse Effects”

means the materially adverse impacts to company business, financial, real estate and/or operation, which shall not include the impacts and/or events which may incur to net working capital loss of no more than RMB 5,000,000 under the circumstance of being rationally anticipated;

“RMB”	means legal currency of People’s Republic of China;

“US$”	means legal currency of United States of America.

1.2                         Unless otherwise specified hereof:

1.2.1                          The mentioned contracts, agreements and documents shall mean the contracts, agreements and documents subject to amendmend, supplement or replacement from time to time by all Parties;

1.2.2                          The parties mentioned herein shall include its successor and permitted assignee;

1.2.3                          The clauses and appendices mentioned herein shall mean the clauses and appendices in this Agreement.

Clause 2       Share Purchase

2.1                         Pursuant to the terms and conditions hereof, the Purchaser hereto agrees to purchase and the Seller agrees to transfer the Subject Shares at the agreed Consideration (hereinafter called “Transaction”). The Seller shall transfer 291,951,188 ordinary shares (including 153,103,084 ordinary shares and 17,356,013 ordinary shares in the form of ADS) of Subject Company, and the allocation of the Subject Shares to be transferred by each Seller is set forth in Appendix 1.

The Purchaser shall, through SPV which is fully-owned by the Purchaser and incorporated in Cayman Islands, purchase the aforesaid Subject Shares and SPV shall hold and own the Subject Shares immediately after the completion of this Transaction.

Clause 3       Consideration and Payment Terms

3.1                         All Parties hereby agree that the purchase price of the Subject Shares shall be paid in the currency of US Dollar. The aggregate purchase price to be paid by the Purchaser shall be US$ 145,975,594 (hereinafter called “Consideration”), and the respective Consideration paid to each Seller shall be specified in Appendix 1. In the event that under laws of China, Seller has the obligation to pay the tax and also the Purchaser has the legal obligation to withhold the tax, then the Purchaser shall deduct the withholding tax from the Consideration in the payment.

All Parties expressly acknowledge and agree that the Consideration shall be paid through SPV and the SPV shall hold the Subject Shares immediately following the closing of the Transaction.

3.2                         Upon conditions precedent stipulated in Clause 4.1 hereunder having been satisfied (or exempted), the Consideration shall be paid within six (6) months by the Purchaser. The detailed payment terms shall be as follows:

The first installment:  On or before December 31, 2016, the Purchaser shall pay US$74,447,553, equal to 51% of the Consideration, to the Seller, and deduct the withholding tax (if any) from the payment;

In the event that on or before December 31, 2016, the applicable approvals from relevant China Administration of Foreign Exchange and/or its designated bank have not been obtained, or the Purchaser fail to make the Consideration paid to oversea Seller though legal measures, the payment date of the first installment shall be further agreed by Parties thereafter.

The second installment: The Purchaser shall pay the remaining Consideration, equal to US$71,528,041, within six (6) months upon the execution of this Agreement.

Clause 4       Conditions Precedent of Closing

4.1                         Upon the achievement of the following conditions and the satisfaction of the Parties:

(1)                           On or before Closing Date, no Material Adverse Effect exists;

(2)                           All Parties to this Agreement have passed necessary resolutions to approve this Transaction;

(3)                           All the necessary approvals/records with respect to oversea investment have been obtained, including but not limited to the approvals/records from China National Development and Reform Commission, China Ministry of Commerce, and China State Administration of Foreign Exchange;

(4)                           No injunction ordered by any government, court or other authorities exists;

(5)                           Closing with respect to each Seller shall take place simultaneously.

4.2                         The Sellers and Subject Company shall use commercially reasonable effort to ensure the abovementioned conditions precedent been achieved and shall provide the relevant evidence about the achievement within a reasonable period as well.

Clause 5       Closing

5.1                         All Parties hereby agree to use commercially reasonable effort to procure the achievement of the conditions stipulated in Clause 5.2 and to ensure the Transaction shall be closed on or before December 31, 2016, unless otherwise agreed by Parties.

5.2                         On the Closing Date, the Seller shall:

5.2.1                     Deliver to the Purchaser the relevant documents which evidence that SPV has legally held and owned the Subject Shares, and such documents shall include but not limited to documents required pursuant to applicable laws in Cayman Islands, where the Suject Company was incorporated, for change of shareholders’ registration information, records or similar filings.

5.2.2                     Deliver other necessary documents or take all actions required for the purpose of the closing of this Transaction.

Clause 6       Seller’s Warranty

Solely in connection with the Subject Share held by each Seller, such Seller hereby warrantes as follows:

6.1                         The Seller is the natural person with full capacity for civil conduct or duly organized and validly existing in good standing under the laws of its place of organization.  The Seller has full requisite corporate power and authority to execute and perform this Agreement.

6.2                         The Seller has taken all appropriate and necessary measures to authorize the execution and performance of this Agreement.

6.3                         The Seller has the legal ownership and has the complete and effective disposition of the shares of the Subject Company. To be knowledge of the Seller, there is no judicial or arbitration decision that restricts the transfer of the Subject Shares of the Subject Company, nor is there pending or threatened litigation, arbitration or court decision which will bring adverse effect on the transfer of the shares.

6.4                         There is no contract or agreement entered into by the Seller in connection with the shares of the Subject Company and the purchaser which will result in material adverse effect on the purchase of the shares of the Subject Company and the purchaser.

6.5                         No lien, pledge, guarantee or any third party rights in any format has been set on the shares of the Subject Company and also will not be set before the closing of this Transaction.

6.6                         There is no third party who has the right of the first refusal or option to purchase the shares of the Subject Company.

6.7                         The Seller shall not discuss, negotiate or enter into agreements with any other third parties regarding the transfer of shares after the execution of this Agreement.

6.8                         Deliver all the legal documents relating to the Subject Shares and ensure the accuracy, compliance and validity of all documents related to the transfer of shares of the Subject Company.

6.9                         Take all necessary actionss and sign all necessary documents to ensure this Agreement become legally effective or remain effective.

6.10                  Execution and performance of this Agreement by the Seller shall not violate any laws and rules of any country and area, or breach any binding agreement or a conflict of interests exists.

Clause 7       Purchaser’s Representation and Warranty

7.1                         The Purchaser is a legal entity duly organized and validly existing and has full requisite corporate power and authority to sign and perform this Agreement

7.2                         The Purchaser has taken all appropriate and necessary actions to authorize the execution and performance of this Agreement.

7.3                         The Purchaser shall have the right to enter into this Agreement and to exercise its rights under this Agreement and to perform its obligations under this Agreement. Once this Agreement is signed by a representative authorized by the Purchaser, it shall become a legally valid, binding and enforceable agreement to the Purchaser.

7.4                         The Purchaser ‘s signature, delivery and performance of this Agreement does not and will not in any way violate any applicable laws or regulations in force on the date of this Agreement and on the Closing Date.

7.5                         The Purchaser has not received any bankruptcy order or request, nor has received any bankruptcy order or request for the designation of an official receiver to the Purchaser, nor has any of its assets been affected by any seizure, execution or other proceeding;

7.6                         The Purchaser acknowledges that Seller’s execution of this Agreement relies on the Purchaser’s warranty and other terms of this Agreement.

7.7                         The Purchaser has obtained all necessary approvals and/or consents for the effective execution and delivery of this Agreement.

Clause 8       Liability for Breach

8.1                        If any of the representations or warranties made by either Party (hereinafter a”Defaulting Party”) in this Agreement is false or wrong, or the representation or warranty is not duly and promptly performed, that Party shall be considered as having violated this Agreement. Any failure by any Party to perform any of its commitments or obligations under this Agreement constitutes a breach of this Agreement by that Party. The Defaulting Party shall indemnify and bear all the losses, damages, costs (including but not limited to reasonable attorneys’ fees) and liabilities of the non-defaulting Party arising from or in connection with the breach, in addition to the other obligations set out in this Agreement.

8.2                         Without prejudice to any other provision of this Clause 8, if any Party fails to perform any of its obligations under this Agreement, the other Party shall have the right, in addition to any other rights and remedies under this Agreement, to require the Defaulting Party to actually perform such obligations and the Parties expressly waive the defense of the adequacy of the remedies.

8.3                         Without prejudice to any other provision of this Clause 8, if any Seller fails to sell the Subject Shares to the Purchaser in full accordance with the terms and conditions of this Agreement, the Purchaser shall have the right, on the basis of such substantial default, to unilaterally terminate the agreement.  Other Sellers shall have the right to refuse to close the sale of the Subject Shares they hold.

Clause 9       Confidentiality

9.1                        The Party receiving the Confidential Information from the other Party (including any company) (hereinafter the “Receiving Party”) shall keep this information confidential and shall not use the Confidential Information for any purpose other than the purpose of this Agreement and shall not disclose Confidential Information to any third party. The Receiving Party will not be liable for unintentional disclosure or unauthorized disclosure of any Confidential Information if the Receiving Party has taken the same precautionary measures with the those toprotect its own property and confidential information. Notwithstanding the foregoing, such confidentiality obligations shall not apply, if:

9.1.1              the information is or becomes part of the public knowledge not due to the fault of the Receiving Party or its representatives, agents, suppliers or subcontractors;

9.1.2              the counterparty of this Agreement or its directors, employees, agents or professional advisers disclose to the Receiving Party or its employee on a non-confidential basis;

9.1.3              the counterparty of this Agreement authorizes the Receiving Party or its employees, directors or professional advisers to disclose;

9.1.4              the Receiving Party properly and lawfully receives the information from any third party who has no confidentiality obligations or restrictions on use; for the avoidance of doubt, the Receiving Party or its representative has no obligations to inquire whether such third party has confidentiality obligations or restrictions on use or not;

9.1.5              the information has been in the possession of the Receiving Party in writing and there is no use or disclosure restriction, and such information is not obtained as a result of the expectation of this Agreement from the other Parties.

9.2.                     Notwithstanding, the Receiving Party may disclose Confidential Information to its employees, directors and professional advisers, subject to such disclosure being reasonably necessary for the purpose of this Agreement. The Receiving Party shall ensure that such employees, directors and professional advisers are aware of and comply with the confidentiality obligations referred to in these terms. If the disclosure of Confidential Information is required by law or required by a competent court or regulatory authority, the Receiving Party may also disclose Confidential Information, but the Receiving Party shall, to the extent permitted by applicable laws and regulations, adopt all permissible measures to process the Confidential Information in confidential manner.

9.3.                     The Receiving Party uses Confidential Information only on a reasonable basis for the purposes of this Agreement, including: (1) copying, editing and analyzing Confidential Information; and (2) using Confidential Information for reports, analyzing documents, editing documents, studying documents and other documents in each case for the internal use of the Receiving Party.

9.4.                     In accordance with the written request of the Party providing the Confidential Information, the Receiving Party shall return all such Confidential Information and its copies to the Party as soon as practicable, or, where this is not possible, the Receiving Party shall destroy or delete (and promise not to attempt to recover) all such Confidential Information and its copies. However, employees, directors and professional advisers of the Receiving Party and the Receiving Party are entitled to retain internal reports, records or other working materials containing Confidential Information, but they shall keep such information confidential in accordance with Clause 9.

9.5.                     The Parties agree to keep confidential the interests of the Parties and any discussions that exist between the Parties unless disclosure is required by law or by a competent court or regulatory authority, or where the disclosure is permitted by other Parties. No Party may make any announcement, public statement or comment on any such interest or discussion to any third party.

Clause 10       Tax

10.1                 Each Party shall bear its own costs of negotiating, executing and performing this Agreement and any other documents necessary for the performance of this Agreement. Each Party shall bear all the stamp duty, income tax and any other taxes arising from the execution or performance of any other documents required by law. The Seller will perform the obligations of paying and withholding tax according to Chinese law.

Clause 11       Governing Law and Dispute Resolution

11. 1              This Agreement shall be governed by the laws of China.

11.2                 The Parties of this Agreement agree to resolve any dispute or conflict arising from or related to the execution of thie Agreement by negotiaiton. In case when any dispute or conflict is not resolved within 30 days after any Party issues a notice requesting negotiation to the counterparty, that Party may submit the dispute to China International Economic and Trade Arbitration Commission in Beijing for arbitration which shall be conducted in accordance with the commission’s arbitration rules in effect at the time of the submission. In case when there is a conflict between the clauses and rules in this Agreement and the commission’s arbitration rule, the clauses and rules in thie Agreement prevail. The Parties further agree that the fees and costs related to the arbitration (including but not limited to attorneys’ fees) shall be allocated to the party against whom any dispute decided hereunder is resolved.

11.3                 The arbitral tribunal shall be composed of three arbitrators.  One arbitrator shall be appointed by the Purchaser, one arbitrator shall be appointed by the Seller, and the third arbitrator shall be appointed through the mutual agreement of the other two arbitrators.  The Parties of this Agreement agree that the arbitration award is final and binding upon all Parties.

11.4                 In the process of resolving disputes according to this Clause 11 of this Agreement, the Parties shall continue to perform their obligations contemplated in this Agreement except the matters invoved in the dispute.

Clause 12       Miscellaneous

12.1                 Effectiveness

This Agreement shall become effective upon Parties’ signatures or seal and shall be binding upon Parties.

12.2                 Term

In case (1) the Transaction is not closed within six (6) months from the date hereof, and all Parties fail to agree on a later date within such six (6) months, or (2) the Transaction is not closed on the aforesaid later date (if such later date is agreed by the Parties pursuant to this Clause), this Agreement shall be terminated and become void and null then, provided that Clauses 9, 11 and 12 shall remain in full force and effect notwithstanding such termination.

12.3                 No Waiver

No failure or delay by a Party in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy.

12.4                 Assignment

The provisions of this Agreement shall be binding upon and ensure to the benefit of all Parties hereto and their respective successors from and after the date hereof. No assignment is permitted without the prior consents by all Parties and any such assignment is void.

12.5                 Amendment

This Agreement may not be amended, modified or supplemented except by a written document executed by each of the Parties.

12.6                 Entirement Agreement

12.6.1       The Parties shall execute supplemental agreements to this Agreement by negotiation for issues not covered herein (if any). Such supplemental agreements shall be annexed to this Agreement with the same effects as this Agreement.

12.6.2       This Agreement (together with the other documents) constitutes the whole agreement between the Parties relating to the subject matter hereof and supersedes any prior discussions, negotiations, agreements or expressions of intention or understandings relating to such subject matter. Any prior documents, commitments or agreements (orally or in writing) of the Parties relating to the subject matter in this Agreement shall be forfeited and they shall not have any effects on any of the clauses in this Agreement.

12.7                 Notice

Each notice given or made by any Party under this Agreement delivered or sent to other Parties at its address in person or by prepaid registered mail (if to an oversea address, by airmail), or fax number set out below, or such other address or fax number the addressee has notified to the adressee from time to time (but at least five working days before delivering or sending the notice), shall be deemed to have been delivered.  A notice given or made in person shall be deemed to have been delivered at the time of delivery. A notice given by fax shall be deemed to have been delivered at the time of sending the fax. A notice given or made by prepaid registered mail shall be deemed to have been delivered in 48 hours after the mail is posted (or 72 hours for notice given or made by airmail).  Any notice so addressed to the relevant Party shall be deemed to have been delivered, (a) if delivered in person or by prepaid registered mail, when the address is correct and the notice has been properly served, posted or received under certain circumstances; and (b) if given or made by fax, upon dispatch and the receipt of a transmission report confirming dispatch:

To Purchaser:

Yiwu Runyang Renewable Energy Co., Ltd.

Address: Room 1501, Phoenix Plaza H, No.5 Shuguangxili, Changyang District, Beijing 100028

Fax: 86-10-85670858

Attn: Vicky Liang

To Seller:

IDG-ACCEL China Capital L.P. and IDG-ACCEL China Capital Investors L.P.:

Address: c/o IDG Capital Management (HK) Ltd., Unit 5505, 55/F.,The Center, 99 Queen’s Road, Central, Hong Kong

Attn: Chi Sing HO

Fax: 852-2529 1619

Tel: 852-25291016

Flash Bright Power Ltd. :

Address: Trinity Chambers,P.O. Box 4301,Road Town,Tortola,British Virgin Islands.

JOLMO SOLAR CAPITAL LTD:

Address: P.O. Box 957,Offshore Incorporations Centre,Road Town,Tortola,British Virgin Islands.

CES Holding Ltd.:

Address:Trident Trust Company,(BVI) Limited,P.O. Box 146,Road Town, Tortola, British Virgin Islands.

Jing Kang:

Address: P.O.Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Bin Shi:

Address: Room 601, Unit 1, No.28 Dinghuaimen, Xiaguan District, Nanjing, Jiangsu Province

Sino-Century HX Investments Limited :

Address: Walker House, 87 Mary Street, George Town,KY 1-9005,Cayman Islands.

Rihuaxing Limited :

Address: P.O.Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Sunpeak Universal Holdings,Inc :

Address: 1825 S.Grant Street, Suite 240,San Mateo,CA 94402.

To  SPV:

Sky Solar Group Co.,Ltd.

Address: Room 1501, Phoenix Plaza H, No.5 Shuguangxili, Changyang District, Beijing 100028

Fax: 86-10-85670858

Attn: Vicky Liang

12.8                 Severability

Unenforceability of any provision in this Agreement shall not affect the enforceability of any other provisions in this Agreement.  To the extent that any provision or provisions of this Agreement are unenforceable which may materially and adversely affect the Parties of this Agreement, the Party or Parties that are subject to material adverse effects are entitled to adjustments pursuant to this Agreement.

12.9                 Counterparts

This Agreement shall be executed in 17 original copies, each of which shall have the same effect. Each Party under this Agreement shall have one original copy, and the remaining copies shall be kept in the custody of Yiwu Runyang Renewable Energy Co., Ltd. for the purpose of obtaining government approvals or for records.

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Purchaser:

Yiwu Runyang Renewable Energy Co., Ltd.

Signed by	/s/ Wen Qian
Mr. Wen Qian

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Seller 1:

Flash Bright Power Ltd

Signed by:	/s/ Weili Su

Mr. Weili Su

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Seller 2:

IDG-ACCEL China Capital L.P.

Signed by:	/s/ Chi Sing Ho
Mr. Chi Sing Ho

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Seller 3:

IDG-ACCEL China Capital Investors L.P.

Signed by:	/s/ Chi Sing Ho
Mr. Chi Sing Ho

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Seller 4:

JOLMO SOLAR CAPITAL LTD

Signed by:	/s/ Xiaoguang Duan
Mr. Xiaoguang Duan

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Seller 5:

CES Holding Ltd.

Signed by:	/s/ Xiaoguang Duan
Mr. Xiaoguang Duan

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Seller 6:

Kang Jing

Singed by:	/s/ Kang Jing

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Seller 7:

Shi Bin

Signed by:	/s/ Shi Bin

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Seller 8:

Sino-Century HX Investments Limited

Signed by:	/s/ Hao Wu
Mr. Hao Wu

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Seller 9:

Rihuaxing Limited

Signed by:	/s/ Bin Chen
Mr. Bin Chen

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Seller 10:

Sunpeak Universal Holdings, Inc

Singed By:	/s/ Bin Chen
Mr. Bin Chen

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SPV:

Sky Solar Group Co., Ltd.

Signed by:	/s/ Weili Su
Mr.Weili Su

Appendix 1

Seller’s Name	Ordinary shares (excluding ordinary share represented by ADS)	Ordinary shares in the form of ADS	Total Ordinary shares equivalent	Share percentage	Consideration (USD)
Flash Bright Power Ltd.		12,606,013	100,848,104	24.04%	50,424,052
IDG-ACCEL China Capital L.P.	78,335,914		78,335,914	18.67%	39,167.957
		2,389,750	19,118,000	4.56%	9,559,000
IDG-ACCEL China Capital Investors L.P.	3,613,992		3,613,992	0.86%	1,806.996
		110,250	882,000	0.21%	441,000
JOLMO SOLAR CAPITAL LTD	5,400,000		5,400,000	1.29%	2,700,000
CES Holding Ltd.	8,000,000		8,000,000	1.91%	4,000,000
Kang Jing	3,800,000		3,800,000	0.91%	1,900,000
Shi Bin		2,250,000	18,000,000	4.29%	9,000,000
Sino-Century HX Investments Limited	15,133,334		15,133,334	3.61%	7,566.667
Rihuaxing Limited	9,300,000		9,300,000	2.22%	4,650,000
Sunpeak Universal Holdings,Inc	29,519,844		29,519,844	7.04%	14,759.922
Total	153,103,084	17,356,013	291,951,188	69.59%	145,975,594

Note: Part of the Subject Shares held by abovementioned shareholders are in the form of ADS. One ADS equals eight ordinary shares.